EDGEN MURRAY CORPORATION

18444 Highland Road

Baton Rouge, Louisiana

Telephone: (225) 756-9868

August 11, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Re:	Edgen Murray Corporation

Registration Statement on Form S-4

(File No. 333-165928)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4, (the “Registration Statement”) for Edgen Murray Corporation (the “Company”) so that such Registration Statement will become effective as of 2:00 P.M. (New York time) on August 12, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, EDGEN MURRAY CORPORATION

/s/ Daniel J. O’Leary
Name:	Daniel J. O’Leary
Title:	President and Chief Executive Officer